SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31764; File No. 812-14424]

Amplify Investments LLC and Amplify ETF Trust; Notice of Application

August 17, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value ("NAV"); (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the Underlying Funds (defined below) to acquire shares of the Underlying Funds.

Applicants: Amplify ETF Trust (the "Trust") and Amplify Investments LLC (the "Initial Adviser").

Filing Dates: The application was filed on February 20, 2015, and amended on June 30, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 11,

2015, and should be accompanied by proof of service on applicants, in the form of an affidavit

or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests

should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing

on the matter, the reason for the request, and the issues contested. Persons who wish to be

notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants, 3250 Lacey Road, Suite 130, Downers Grove, IL 60515, Attn:

Christian Magoon.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel at (202) 551-6879, or

David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust is a business trust organized under the laws of the Commonwealth of

Massachusetts and is, or will be prior to the commencement of operation of the Initial Fund (defined below), registered under the Act as an open-end management investment company with multiple series.

2.	The Initial Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and will be the investment adviser to the Funds (defined below). Any other Adviser (defined below) will also be registered as an investment adviser under the Advisers Act. The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as sub-advisers to particular Funds (each, a "Sub-Adviser"). Any Sub-Adviser will either be registered under the Advisers Act or will not be required to register thereunder.

3.	The Trust will enter into a distribution agreement with one or more distributors (each, a "Distributor"). Each Distributor will be a broker-dealer ("Broker") registered under the Securities Exchange Act of 1934 (the "Exchange Act") and will act as distributor and principal underwriter of one or more of the Funds. The Distributor of any Fund may be an affiliated person, as defined in section 2(a)(3) of the Act ("Affiliated Person"), or an affiliated person of an Affiliated Person ("Second-Tier Affiliate"), of that Fund's Adviser and/or Sub-Advisers. No Distributor will be affiliated with any Exchange (defined below).

4.	Applicants request that the order apply to the initial series of the Trust described in the application ("Initial Fund"), as well as any additional series of the Trust and other open-end management investment companies, or series thereof, that may be created in the future ("Future Funds"), each of which will operate as an exchanged-traded fund ("ETF") and will track a specified index comprised solely of domestic or foreign equity and/or fixed income securities (each, an "Underlying Index"). Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each, an "Adviser") and (b) comply with the terms and conditions of the application. The Initial Fund and Future Funds, together, are the "Funds."[1]

5.   Each Fund will hold certain securities, currencies, other assets and other investment positions ("Portfolio Holdings") selected to correspond generally to the performance of its Underlying Index. Certain Funds will be based on Underlying Indexes that will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers; and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets. Other Funds will be based on Underlying Indexes that will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities ("Foreign Funds").

6.   Applicants represent that each Fund will invest at least 80% of its assets (excluding securities lending collateral) in the component securities of its respective Underlying Index ("Component Securities") and TBA Transactions,[2] and in the case of Foreign Funds, Component Securities and Depositary Receipts[3] representing Component Securities. Each Fund may also invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in

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[1] All existing entities that intend to rely on the requested order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the order. A Fund of Funds (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

[2] A "to-be-announced transaction" or "TBA Transaction" is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date.

[3] Depositary receipts representing foreign securities ("Depositary Receipts") include American Depositary Receipts and Global Depositary Receipts. The Funds may invest in Depositary Receipts representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (a "depositary bank") and evidence ownership interests in a security or a pool of securities that have been deposited with the depositary bank. A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated person of a Fund, the Adviser or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

securities and other instruments not included in its Underlying Index but which the Adviser or Sub-Adviser believes will help the Fund track its Underlying Index. A Fund may also engage in short sales in accordance with its investment objective.

7. The Trust may offer Funds that seek to track Underlying Indexes constructed using 130/30 investment strategies ("130/30 Funds") or other long/short investment strategies ("Long/Short Funds"). Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index[4] and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. Each 130/30 Fund will include strategies that: (i) establish long positions in securities so that total long exposure represents approximately 130% of a Fund's net assets; and (ii) simultaneously establish short positions in other securities so that total short exposure represents approximately 30% of such Fund's net assets. Each Business Day (defined below), for each Long/Short Fund and 130/30 Fund, the Adviser will provide full portfolio transparency on the Fund's publicly available website ("Website") by making available the Fund's Portfolio Holdings before the commencement of trading of Shares on the Listing Exchange (defined below). [5] The information provided on the Website will be formatted to be reader-friendly.

8. A Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy will invest in the Component Securities of its Underlying Index in the same approximate proportions as in such Underlying Index. A Fund using a representative sampling strategy will hold some, but not necessarily all of the Component Securities of its Underlying Index. Applicants state that a Fund using a

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[4] Underlying Indexes that include both long and short positions in securities are referred to as "Long/Short Indexes."

[5] Under accounting procedures followed by each Fund, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

representative sampling strategy will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. Applicants expect that each Fund will have an annual tracking error relative to the performance of its Underlying Index of less than 5%.

9.   Each Fund will be entitled to use its Underlying Index pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains the Underlying Index (each, an "Index Provider") or a sub-licensing arrangement with the Adviser, which will have a licensing agreement with such Index Provider. [6] A "Self-Indexing Fund" is a Fund for which an Affiliated Person, or a Second-Tier Affiliate, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor (each, an "Affiliated Index Provider") [7] will serve as the Index Provider. In the case of Self-Indexing Funds, an Affiliated Index Provider will create a proprietary, rules-based methodology to create Underlying Indexes (each an "Affiliated Index"). [8] Except with respect to the Self-Indexing Funds, no Index Provider is or will be an Affiliated Person, or a Second-Tier Affiliate, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor.

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[6] The licenses for the Self-Indexing Funds will specifically state that the Affiliated Index Provider (or in case of a sub-licensing agreement, the Adviser) must provide the use of the Underlying Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.

[7] In the event that an Adviser or Sub-Adviser serves as the Affiliated Index Provider for a Self-Indexing Fund, the terms "Affiliated Index Provider" or "Index Provider," with respect to that Self-Indexing Fund, will refer to the employees of the applicable Adviser or Sub-Adviser that are responsible for creating, compiling and maintaining the relevant Underlying Index.

[8] The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be "investment companies" in reliance on section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser or sub-adviser ("Affiliated Accounts") as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser or sub-adviser ("Unaffiliated Accounts"). The Affiliated Accounts and the Unaffiliated Accounts, like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such Underlying Indexes or a representative sample of such constituents of the Underlying Index. Consistent with the relief requested from section 17(a), the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

10.   Applicants recognize that Self-Indexing Funds could raise concerns regarding the ability of the Affiliated Index Provider to manipulate the Underlying Index to the benefit or detriment of the Self-Indexing Fund.   Applicants further recognize the potential for conflicts that may arise with respect to the personal trading activity of personnel of the Affiliated Index Provider who have knowledge of changes to an Underlying Index prior to the time that information is publicly disseminated.

11.   Applicants propose that each day that a Fund, the NYSE and the national securities exchange (as defined in section 2(a)(26) of the Act) (an "Exchange") on which the Fund's Shares are primarily listed ("Listing Exchange") are open for business, including any day that a Fund is required to be open under section 22(e) of the Act (a "Business Day"), each Self-Indexing Fund will post on its Website, before commencement of trading of Shares on the Listing Exchange, the identities and quantities of the Portfolio Holdings held by the Fund that will form the basis for the Fund's calculation of its NAV at the end of the Business Day. Applicants believe that requiring Self-Indexing Funds to maintain full portfolio transparency will provide an effective additional mechanism for addressing any such potential conflicts of interest.

12.   In addition, applicants do not believe the potential for conflicts of interest raised by the Adviser's use of the Underlying Indexes in connection with the management of the Self Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. Both the Act and the Advisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registered funds and these protections will also help address these conflicts with respect to the Self-Indexing Funds.[9]

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[9] *See, e.g.,* rule 17j-1 under the Act and section 204A under the Advisers Act and rules 204A-1 and 206(4)-7 under the Advisers Act.

13.   The Adviser and any Sub-Adviser have adopted or will adopt, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. In addition, the Adviser has adopted or will adopt policies and procedures as required under section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or an associated person ("Inside Information Policy"). Any Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics[10] and Inside Information Policy of the Adviser and Sub-Advisers, personnel of those entities with knowledge about the composition of the Portfolio Deposit[11] will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index's methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation of the return of component securities, in advance of a public announcement of such changes by the Index Provider. The Adviser will also include under Item 10.C. of Part 2 of its Form ADV a discussion of its relationship to any

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[10] The Adviser has also adopted or will adopt a code of ethics pursuant to rule 17j-1 under the Act and rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1 ("Code of Ethics").

[11] The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing is referred to as the "Portfolio Deposit."

Affiliated Index Provider and any material conflicts of interest resulting therefrom, regardless of whether the Affiliated Index Provider is a type of affiliate specified in Item 10.

14.   To the extent the Self-Indexing Funds transact with an Affiliated Person of the Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the requested order. In this regard, each Self-Indexing Fund's board of directors or trustees ("Board") will periodically review the Self-Indexing Fund's use of an Affiliated Index Provider. Subject to the approval of the Self-Indexing Fund's Board, the Adviser, Affiliated Persons of the Adviser ("Adviser Affiliates") and Affiliated Persons of any Sub-Adviser ("Sub-Adviser Affiliates") may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

15.   The Shares of each Fund will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[12] On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the

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[12] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A.

instruments that constitute the Redemption Instruments will be identical, unless the Fund is

Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption

Instruments will each correspond pro rata to the positions in the Fund's portfolio (including cash

positions)[13] except: (a) in the case of bonds, for minor differences when it is impossible to break

up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor

differences when rounding is necessary to eliminate fractional shares or lots that are not

tradeable round lots;[14] (c) TBA Transactions, short positions, derivatives and other positions that

cannot be transferred in kind[15] will be excluded from the Deposit Instruments and the

Redemption Instruments;[16](d) to the extent the Fund determines, on a given Business Day, to use

a representative sampling of the Fund's portfolio;[17] or (e) for temporary periods, to effect

changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such

change, a "Rebalancing"). If there is a difference between the NAV attributable to a Creation

Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments

exchanged for the Creation Unit, the party conveying instruments with the lower value will also

pay to the other an amount in cash equal to that difference (the "Cash Amount").

      16.   Purchases and redemptions of Creation Units may be made in whole or in part on

a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there

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[13] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for the Business Day.

[14] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[15] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[16] Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (as defined below).

[17] A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants (defined below) on a given Business Day.

is a Cash Amount; (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[18] (d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC (defined below); or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[19]

17.   Creation Units will consist of specified large aggregations of Shares, e.g., at least 25,000 Shares, and it is expected that the initial price of a Creation Unit will range from

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[18] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax consideration may warrant in-kind redemptions.

[19] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

$500,000 to $25 million. All orders to purchase Creation Units must be placed with the Distributor by or through an "Authorized Participant" which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the Continuous Net Settlement System of the NSCC, a clearing agency registered with the Commission, or (2) a participant in The Depository Trust Company ("DTC") ("DTC Participant"), which, in either case, has signed a participant agreement with the Distributor. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but applicants state that the Distributor may reject any order which is not submitted in proper form.

18.   Each Business Day, before the open of trading on the Listing Exchange, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day. The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list. Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Cash Amount and (ii) the current value of the Deposit Instruments.

19.   Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units in-kind and such costs have the potential to dilute the interests of the Fund's existing shareholders. Each Fund will impose purchase or redemption transaction fees ("Transaction Fees") in connection with

effecting such purchases or redemptions of Creation Units. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers.[20] The Distributor will be responsible for delivering the Fund's prospectus to those persons acquiring Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

20.   Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as a market maker (each, a "Market Maker") and maintain a market for Shares trading on the Exchange. Prices of Shares trading on an Exchange will be based on the current bid/offer market. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

21.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units. Applicants expect that secondary market purchasers of Shares will include both

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[20] Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Instruments.

institutional and retail investors.[21] The price at which Shares trade will be disciplined by

arbitrage opportunities created by the option continually to purchase or redeem Shares in

Creation Units, which should help prevent Shares from trading at a material discount or premium

in relation to their NAV.

22.   Shares will not be individually redeemable, and owners of Shares may acquire

those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units

only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit.

Redemption requests must be placed through an Authorized Participant. A redeeming investor

may pay a Transaction Fee, calculated in the same manner as a Transaction Fee payable in

connection with purchases of Creation Units.

23.   Neither the Trust nor any Fund will be advertised or marketed or otherwise held

out as a traditional open-end investment company or a "mutual fund." Instead, each such Fund

will be marketed as an "ETF." All marketing materials that describe the features or method of

obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to

redeemability, will prominently disclose that Shares are not individually redeemable and will

disclose that the owners of Shares may acquire those Shares from the Fund or tender such Shares

for redemption to the Fund in Creation Units only. The Funds will provide copies of their annual

and semi-annual shareholder reports to DTC Participants for distribution to beneficial owners of

Shares.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under section

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[21] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of
all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or the DTC
Participants.

12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

2.　　Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of the

Act, if and to the extent that such exemption is necessary or appropriate in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with the

policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provisions of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.　　Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which it

is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than

short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled

to receive approximately a proportionate share of the issuer's current net assets, or the cash

equivalent. Because Shares will not be individually redeemable, applicants request an order that

would permit the Funds to register as open-end management investment companies and issue Shares

that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in

Creation Units and redeem Creation Units from each Fund. Applicants further state that because Creation Units may always be purchased and redeemed at NAV, the price of Shares on the secondary market should not vary materially from NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve a Fund as a party and will not result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for Foreign Funds will be contingent not only on the settlement cycle of the United States market, but also on current delivery cycles in local markets for underlying foreign securities held by a Foreign Fund. Applicants state that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days.[22] Accordingly, with respect to Foreign Funds only, applicants hereby request relief under section 6(c) from the

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[22] Applicants state that certain countries in which a Fund may invest have historically had settlement periods of up to fifteen (15) calendar days.

requirement imposed by section 22(e) to allow Foreign Funds to pay redemption proceeds within

fifteen (15) calendar days following the tender of Creation Units for redemption.[23]

8.   Applicants believe that Congress adopted section 22(e) to prevent unreasonable,

undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose

that allowing redemption payments for Creation Units of a Foreign Fund to be made within fifteen

calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants

suggest that a redemption payment occurring within fifteen calendar days following a redemption

request would adequately afford investor protection.

9.   Applicants are not seeking relief from section 22(e) with respect to Foreign Funds

that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1)

10.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring securities of an investment company if such securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring

company, or, together with the securities of any other investment companies, more than 10% of the

total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end

investment company, its principal underwriter and any other broker-dealer from knowingly selling

the investment company's shares to another investment company if the sale will cause the acquiring

company to own more than 3% of the acquired company's voting stock, or if the sale will cause

more than 10% of the acquired company's voting stock to be owned by investment companies

generally.

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[23] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations
applicants may otherwise have under rule 15c6-1 under the Exchange Act requiring that most securities transactions
be settled within three business days of the trade date.

11.   Applicants request an exemption to permit registered management investment

companies and unit investment trusts ("UITs") that are not advised or sponsored by the Adviser, and

not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the

Act as the Underlying Funds (such management investment companies are referred to as "Investing

Management Companies," such UITs are referred to as "Investing Trusts," and Investing

Management Companies and Investing Trusts are collectively referred to as "Funds of Funds"),[24] to

acquire Underlying Fund Shares beyond the limits of section 12(d)(1)(A) of the Act; and the

Underlying Funds, and any principal underwriter for the Underlying Funds, and/or any Broker

registered under the Exchange Act, to sell Underlying Fund Shares to Funds of Funds beyond the

limits of section 12(d)(1)(B) of the Act. The "Underlying Funds" are (a) the Funds and (b) any

registered open-end management investment company or any series thereof that is advised by an

Adviser and that, pursuant to a separate order of the Commission, in general terms, operates as an

ETF that utilizes active management investment strategies. Shares of an Underlying Fund are

referred to as "Underlying Fund Shares."

12.   Each Investing Management Company will be advised by an investment adviser

within the meaning of section 2(a)(20)(A) of the Act (the "Fund of Funds Adviser") and may be sub-

advised by investment advisers within the meaning of section 2(a)(20)(B) of the Act (each a "Fund

of Funds Sub-Adviser"). Any investment adviser to an Investing Management Company will be

registered under the Advisers Act. Each Investing Trust will be sponsored by a sponsor ("Sponsor").

13.   Applicants submit that the proposed conditions to the requested relief adequately

address the concerns underlying the limits in sections 12(d)(1)(A) and (B), which include concerns

about undue influence by a fund of funds over underlying funds, excessive layering of fees and

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[24] Funds of Funds do not include the Underlying Funds.

overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

14.   Applicants believe that neither a Fund of Funds nor a Fund of Funds Affiliate would be able to exert undue influence over an Underlying Fund.[25] To limit the control that a Fund of Funds may have over an Underlying Fund, applicants propose a condition prohibiting a Fund of Funds Adviser or Sponsor, any person controlling, controlled by, or under common control with a Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by a Fund of Funds Adviser or Sponsor, or any person controlling, controlled by, or under common control with a Fund of Funds Adviser or Sponsor ("Fund of Funds Advisory Group") from controlling (individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser ("Fund of Funds Sub-Advisory Group").

15.   Applicants propose other conditions to limit the potential for undue influence over the Underlying Funds, including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in an offering of securities during the existence of an underwriting or

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[25] A "Fund of Funds Affiliate" is a Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, and principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. An "Underlying Fund Affiliate" is an investment adviser, promoter, or principal underwriter of an Underlying Fund and any person controlling, controlled by or under common control with any of these entities.

selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person (except that any person whose relationship to the Underlying Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

16.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Underlying Fund in which the Investing Management Company may invest. In addition, under condition B.5., a Fund of Funds Adviser, or a Fund of Funds' trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from an Underlying Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by an Underlying Fund, in connection with the investment by the Fund of Funds in the Underlying Fund. Applicants state that any sales charges

and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits

applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[26]

17.   Applicants submit that the proposed arrangement will not create an overly complex

fund structure. Applicants note that no Underlying Fund will acquire securities of any investment

company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits

contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from

the Commission permitting the Underlying Fund to purchase shares of other investment companies

for short-term cash management purposes. To ensure a Fund of Funds is aware of the terms and

conditions of the requested order, the Fund of Funds will enter into an agreement with the

Underlying Fund ("FOF Participation Agreement"). The FOF Participation Agreement will include

an acknowledgement from the Fund of Funds that it may rely on the order only to invest in the

Underlying Funds and not in any other investment company.

18.   Applicants also note that an Underlying Fund may choose to reject a direct purchase

of Underlying Fund Shares in Creation Units by a Fund of Funds. To the extent that a Fund of

Funds purchases Underlying Fund Shares in the secondary market, an Underlying Fund would still

retain its ability to reject any initial investment by a Fund of Funds in excess of the limits of section

12(d)(1)(A) by declining to enter into a FOF Participation Agreement with the Fund of Funds.

Sections 17(a)(1) and (2) of the Act

19.   Sections 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a

registered investment company, or an affiliated person of such a person, from selling any security to

or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person"

of another person to include (a) any person directly or indirectly owning, controlling or holding with

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[26] Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, and provides that a control relationship will be presumed where one person owns more than 25% of a company's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser or an entity controlling, controlled by or under common control with an Adviser (an "Affiliated Fund"). Any investor, including Market Makers, owning 5% or holding in excess of 25% of the Trust or such Funds, may be deemed affiliated persons of the Trust or such Funds. In addition, an investor could own 5% or more, or in excess of 25% of the outstanding shares of one or more Affiliated Funds making that investor a Second-Tier Affiliate of the Funds.

20.   Applicants request an exemption from sections 17(a)(1) and 17(a)(2) of the Act pursuant to sections 6(c) and 17(b) of the Act to permit persons that are Affiliated Persons of the Funds, or Second-Tier Affiliates of the Funds, solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions "in-kind."

23

21.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making "in-kind" purchases or "in-kind" redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for "in-kind" purchases of Creation Units and the redemption procedures for "in-kind" redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments for each Fund will be valued in the identical manner as those Portfolio Holdings currently held by such Fund and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer. Applicants do not believe that "in-kind" purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund's objectives and with the general purposes of the Act. Applicants believe that "in-kind" purchases and redemptions will be made on terms reasonable to applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Holdings held by a Fund is identical to that used for calculating "in-kind" purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, applicants submit that, by using the same standards for valuing Portfolio Holdings held by a Fund as are used for calculating "in-kind" redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions. Applicants also note that the ability to take deposits and make redemptions "in-kind" will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund's objectives.

22.   Applicants also seek relief under sections 6(c) and 17(b) from section 17(a) to permit an Underlying Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its Underlying Fund Shares to and redeem its Underlying Fund Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.[27] Applicants state that the terms of the transactions are fair and reasonable and do not involve overreaching. Applicants note that any consideration paid by a Fund of Funds for the purchase or redemption of Underlying Fund Shares directly from an Underlying Fund will be based on the NAV of the Underlying Fund.[28] Applicants believe that any proposed transactions directly between the Underlying Funds and Funds of Funds will be consistent with the policies of each Fund of Funds. The purchase of Creation Units by a Fund of Funds directly from an Underlying Fund will be accomplished in accordance with the investment restrictions of any such Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds' registration statement. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and are appropriate in the public interest.

Applicants' Conditions:

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[27] Although applicants believe that most Funds of Funds will purchase Underlying Fund Shares in the secondary market and will not purchase Creation Units directly from an Underlying Fund, a Fund of Funds might seek to transact in Creation Units directly with an Underlying Fund that is an affiliated person of a Fund of Funds. To the extent that purchases and sales of Underlying Fund Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and an Underlying Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Underlying Fund Shares in Creation Units by an Underlying Fund to a Fund of Funds and redemptions of those Underlying Fund Shares. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an Underlying Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Fund of Funds.

[28]   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Underlying Fund Shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its Underlying Fund Shares to a Fund of Funds, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   ETF Relief

1.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.   As long as a Fund operates in reliance on the requested order, Shares of such Fund will be listed on an Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.   The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.   Each Self-Indexing Fund, Long/Short Fund and 130/30 Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Exchange, the Fund's Portfolio Holdings.

6.   No Adviser or any Sub-Adviser to a Self-Indexing Fund, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant

may transact with the Self-Indexing Fund) to acquire any Deposit Instrument for a Self-Indexing Fund through a transaction in which the Self-Indexing Fund could not engage directly.

B.   Section 12(d)(1) Relief

1.   The members of a Fund of Funds' Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the Act. The members of a Fund of Funds' Sub-Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Fund of Funds' Advisory Group or the Fund of Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it will vote its Underlying Fund Shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's Shares. This condition does not apply to the Fund of Funds' Sub-Advisory Group with respect to an Underlying Fund for which the Fund of Funds' Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are

conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from an Underlying Fund or Underlying Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in Underlying Fund Shares exceeds the limits in section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Fund, including a majority of the disinterested directors or trustees, will determine that any consideration paid by the Underlying Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (ii) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under rule 12b-l under the Act) received from an Underlying Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor of an Investing Trust, or its affiliated person by the Underlying Fund, in connection with the investment by the Fund of Funds in the Underlying

Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from an Underlying Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Underlying Fund, in connection with the investment by the Investing Management Company in the Underlying Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in any Affiliated Underwriting.

7.   The Board of an Underlying Fund, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Underlying Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Underlying Fund. The Board of the Underlying Fund will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a

comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Underlying Fund.

8.   Each Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Underlying Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Underlying Fund were made.

9.   Before investing in an Underlying Fund in excess of the limit in section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Underlying Fund Shares in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will

notify the Underlying Fund of the investment. At such time, the Fund of Funds will also transmit to the Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Underlying Fund will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent the Underlying Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the

Underlying Fund to acquire securities of one or more investment companies for short term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary